Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifty-eight cents ($0.58) Canadian per share on the issued and outstanding Common shares and fifty-eight cents ($0.58) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on January 3, 2012 to holders of record at the close of business on December 9, 2011.

This new quarterly dividend amount represents a three cent or 5.5 per cent increase from the $0.55 quarterly dividends paid on July 4 and October 3, 2011 and 10.5 per cent higher than the $0.525 quarterly dividends paid on January 4 and April 1, 2011.

By order of the Board

Monique Mercier

Senior Vice President

Chief Legal Officer and Corporate Secretary

Vancouver, British Columbia

November 2, 2011

Contact:  Investor Relations, (604) 643-4113, ir@telus.com